Exhibit 12

THE PROGRESSIVE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(millions)

(unaudited)

	Years Ended December 31,
	2013	2012	2011	2010	2009

Income before income taxes	$1,720.0	$1,317.7	$1,487.0	$1,565.2	$1,556.9

Fixed Charges:
Interest and amortization on indebtedness	119.1	124.1	133.1	134.6	141.5
Portion of rents representative of the interest factor	6.7	7.2	7.6	9.2	9.9

Total fixed charges	125.8	131.3	140.7	143.8	151.4

Interest capitalized, net of amortized interest	(.6)	0	(.2)	(1.0)	(2.2)

Total income available for fixed charges	$1,845.2	$1,449.0	$1,627.5	$1,708.0	$1,706.1

Ratio of earnings to fixed charges	14.7	11.0	11.6	11.9	11.3